Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

ANNUAL GENERAL STOCKHOLDERS' MEETING

Consolidated summarized remote voting map

According to CVM Instruction Nº 481/09, Itaú Unibanco Holding S.A. ("Company") discloses the summarized voting map that consolidates the voting instructions received from the underwriter and the voting instructions directly received by the Company for each item presented in the remote voting form on the matters submitted for the resolution of the Annual General Stockholders' Meeting to be exclusively held online on April 26, 2022, 11:00 a.m., with the purpose to:

Item	Description - ordinary agenda	Candidates	Voting	Number of shares	% over total voting
1	Take cognizance of the Management's Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2021:		Approve	4,565,099,748	99.98631
			Reject	-	-
			Abstain	624,833	0.01369
2	Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders' Meeting Manual available at: https://www.itau.com.br/relacoes-cominvestidores/listgroupComunicado.aspx?idCanal=rQmlXNzFOcoHRPHioVRb7A==&linguagem=en&ano=2022		Approve	4,565,586,481	99.99698
			Reject	-	-
			Abstain	138,100	0.00302
3	Fix the number of members who will comprise the Board of Directors in twelve (12):		Approve	4,562,348,296	99.92605
			Reject	3,238,185	0.07092
			Abstain	138,100	0.00302
4	Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976?		Yes	-	-
			No	5,132,398	0.11241
			Abstain	4,560,592,183	99.88759
5	Election of the board of directors by candidate - Total members to be elected: 12 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election. The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in the fields present in the separate election of a member of the board of directors and the separate election covered by these fields occurs)	Alfredo Egydio Setubal	Approve	4,558,666,188	99.84540
			Reject	6,920,293	0.15157
			Abstain	138,100	0.00302
		Ana Lúcia de Mattos Barretto Villela	Approve	4,563,429,188	99.94973
			Reject	2,157,293	0.04725
			Abstain	138,100	0.00302
		Candido Botelho Bracher	Approve	4,560,933,624	99.89507
			Reject	4,652,857	0.10191
			Abstain	138,100	0.00302
		Cesar Nivaldo Gon (independent member)	Approve	4,559,971,208	99.87399
			Reject	5,615,273	0.12299
			Abstain	138,100	0.00302
		Fábio Colletti Barbosa (independent member)	Approve	4,564,368,030	99.97029
			Reject	1,218,451	0.02669
			Abstain	138,100	0.00302
		Frederico Trajano Inácio Rodrigues (independent member)	Approve	4,564,382,914	99.97061
			Reject	1,203,567	0.02636
			Abstain	138,100	0.00302
		João Moreira Salles	Approve	4,563,451,526	99.95021
			Reject	2,134,955	0.04676
			Abstain	138,100	0.00302
		Maria Helena dos Santos Fernandes de Santana (independent member)	Approve	4,564,382,914	99.97061
			Reject	1,203,567	0.02636
			Abstain	138,100	0.00302
		Pedro Luiz Bodin de Moraes (independent member)	Approve	4,564,382,914	99.97061
			Reject	1,203,567	0.02636
			Abstain	138,100	0.00302
		Pedro Moreira Salles	Approve	4,563,205,620	99.94483
			Reject	2,372,361	0.05196
			Abstain	146,600	0.00321
		Ricardo Villela Marino	Approve	4,563,461,414	99.95043
			Reject	2,125,067	0.04654
			Abstain	138,100	0.00302
		Roberto Egydio Setubal	Approve	4,562,877,297	99.93764
			Reject	2,709,184	0.05934
			Abstain	138,100	0.00302
6	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the candidates that you've chosen? [If the shareholder chooses "yes" and also indicates the "approve" answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to "abstain" and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]		Yes	4,546,762,405	99.58468
			No	-	-
			Abstain	18,962,176	0.41532

7	View of all the candidates to indicate the cumulative voting distribution.	Alfredo Egydio Setubal		378,606,014	8.32694
		Ana Lúcia de Mattos Barretto Villela		378,747,923	8.33006
		Candido Botelho Bracher		378,746,507	8.33003
		Cesar Nivaldo Gon (Independent member)		378,606,014	8.32694
		Fábio Colletti Barbosa (Independent member)		379,267,117	8.34148
		Frederico Trajano Inácio Rodrigues (Independent member)		379,267,117	8.34148
		João Moreira Salles		378,746,507	8.33003
		Maria Helena dos Santos Fernandes de Santana (Independent member)		379,267,117	8.34148
		Pedro Luiz Bodin de Moraes (Independent member)		379,267,117	8.34148
		Pedro Moreira Salles		378,746,507	8.33003
		Ricardo Villela Marino		378,747,923	8.33006
		Roberto Egydio Setubal		378,746,507	8.33003
8	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors)		Yes	8,500	0.00019
			No	3,329,191	0.07292
			Abstain	4,562,386,890	99.92690
9	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors).		Yes	25,019,407	1.31863
			No	390,530,811	20.58265
			Abstain	1,481,828,851	78.09872
10	Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election).	Gilberto Frussa / João Costa	Approve	4,565,586,481	99.99698
			Reject	-	-
			Abstain	138,100	0.00302
		Eduardo Miyaki / Reinaldo Guerreiro	Approve	4,565,586,481	99.99698
			Reject	-	-
			Abstain	138,100	0.00302
11	Nomination of candidates to the fiscal coucnil by shareholders with non-voting preferred shares or restricted voting rights.	Artemio Bertholini / Rene Guimarães Andrich	Approve	1,829,405,187	95.75151
			Reject	12,821,252	0.67107
			Abstain	68,349,330	3.57742
12	Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$500,000,000.00:		Approve	4,560,021,864	99.87510
			Reject	5,564,617	0.12188
			Abstain	138,100	0.00302
13	Resolve on the monthly individual compensation of R$22,000.00 to effective members and R$9,000.00 to alternate members of the Fiscal Council:		Approve	4,565,586,481	99.99698
			Reject	-	-
			Abstain	138,100	0.00302

São Paulo-SP, April 25, 2022.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence